Notice to the Oslo Stock Exchange


ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Ref.:
Rune Helland, Vice President, Investor Relations, Tel: + 47 977 13 250
Ole Kristian Lunde, SVP Corporate Communications, Tel.:+ 47 909 43 135

Date: 13 April 2005

ORK – Orkla ASA carries out compulsory acquisition of shares in Elkem ASA

Orkla ASA ("Orkla") has on 12 April 2005 resolved to carry out a compulsory acquisition of all shares in Elkem ASA ("Elkem") that were owned by other shareholders than Orkla. As a consequence Orkla has become owner of all shares in Elkem. The offered redemption price is NOK 236 per share.

Following completion of the mandatory offer to acquire all shares in Elkem and subsequent acquisitions, Orkla had a total holding of 48,279,647 shares in Elkem per 12 April 2005, corresponding to approximately 97.97% of the shares and votes in the company. Based on this the Board of Directors of Orkla resolved on 12 April 2005 that Orkla shall carry out a compulsory acquisition of all shares in Elkem owned by other shareholders than Orkla in accordance with section 4-25 of the Public Limited Companies Act. As a consequence Orkla has become owner of all shares in Elkem.

The size of the offered redemption price is NOK 236 per share. The aggregate offered redemption sum is deposited on a special account in DnB NOR Bank ASA in accordance with section 4-25 (5) of the Public Limited Companies Act.

Objections to or rejections of the offered redemption price must be submitted within 20 June 2005. If a minority shareholder does not submit objections to or rejections of the offered redemption price within this deadline, the right to object falls away and the minority shareholder will automatically be deemed to have accepted the offer.

Minority shareholders who accept the redemption price within 20 May 2005 will receive settlement with NOK 236 per share within 30 May 2005. Minority shareholders who accept the redemption price after 20 May 2005, who do not respond in the form of an acceptance, or who objects to or rejects the offered redemption price before the end of the objection period on 20 June 2005, will receive settlement with NOK 236 per share within 30 June 2005.

A letter regarding the compulsory acquisition will be sent to all minority shareholders with a known address. In addition the compulsory acquisition will be announced in the electronic

notification publication of the Brønnøysund Register and in the Norwegian newspaper Aftenposten.

As a consequence of the compulsory acquisition the Board of Directors of Orkla has decided that Orkla shall take an initiative to obtain a delisting of Elkem from Oslo Børs and the Frankfurt Stock Exchange.

Notice to the Oslo Stock Exchange



ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.: Rune Helland, VP Investor Relations, Tel: +47 22 54 44 11
Ole Kristian Lunde, Senior VP, Corporate Communications, Tel.: +47 22 54 44 31

Date: 15 April 2005

ORK – Final result of offer to Sapa shareholders

Reference is made to the notice of 20 March 2005 stating that Orkla was extending its public offer to shareholders of Sapa AB to 12 April 2005. The final result of the offer shows that Orkla, directly and through its subsidiaries, owns approximately 98.6% of the shares and votes in Sapa AB.



ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.: Rune Helland, VP Investor Relations, Tel: +47 22544411

Date: 15 April 2005

ORK – Annual General Meeting 2005

The Annual General Meeting of Orkla ASA was held on Thursday, 14 April 2005 in Oslo.

All proposals on the agenda were adopted, cf. the notice of the AGM that was sent to Oslo Stock Exchange on 17 March 2005.

The following persons were unanimously elected as members and deputy members of the Corporate Assembly:

Members for two years:
Harald Arnkværn
Elisabeth Grieg
Marianne Lie
Johan H. Andresen jr.
Svein Aaser
Idar Kreutzer
Arthur Slettberg

As deputies for two years:
Terje Venold
Anne Birgitte Fossum
Scilla Treschow Hokholt
Christine Rødsæther
Westye Høegh
Ida Espolin Johnson

The General Meeting adopted the following resolution regarding the reduction of share capital:

"The General Meeting of Orkla ASA resolves to reduce share capital by NOK 25,100,443.75 from NOK 1,326,889,156.25 to NOK 1,301,788,712.50 by redeeming (amortising) 4,016,071 shares owned by Orkla ASA. The number of shares in the company will be reduced from 212,302,265 to 208,286,194. The amount by which the share capital is reduced will be used to cancel the company's own shares."

This reduction of share capital will necessitate a corresponding amendment to Article 1, first sentence, of the Articles of Association, which will then read:
"Orkla ASA is a public limited company with share capital of NOK 1,301,788,712.50 divided between 208,286,194 shares, each with a value of NOK 6.25 fully paid up."

When the amortisation of these shares has been carried out, the number of shares owned by the company will be 2,284,642.

The General Meeting adopted a resolution to renew the authorisation of the Board of Directors to acquire the company's own shares.
"The General Meeting of Orkla ASA hereby authorises the Board of Directors to permit the company to acquire shares in Orkla ASA with a nominal value of up to NOK 112,500,000 divided between a maximum of 18,000,000 shares. The amount that may be paid per share shall be no less than NOK 20 and no more than NOK 500. The Board of Directors shall have a free hand with respect to methods of acquisition and disposal of the company's own shares. This authorisation replaces the authorisation granted by the General Meeting of 29 April 2004, and shall apply from 15 April 2005 until the date of the Annual General Meeting in 2006."

Furthermore, the General Meeting adopted a resolution to renew the authorisation to increase share capital through new share subscription, as follows:
"The Board of Directors is authorised to increase share capital through new share subscription with an aggregate nominal value of up to NOK 90,000,000, divided between a maximum of 14,400,000 shares, each with a nominal value of NOK 6.25. This authorisation may be used for one or more share issues.

The Board of Directors may decide to deviate from the pre-emptive right of shareholders to subscribe for shares pursuant to section 10-4 of the Public Limited Companies Act.

The Board of Directors may decide that payment for the shares shall be effected in assets other than cash, or the right to subject the company to special obligations pursuant to section 10-2 of the Public Limited Companies Act. If payment is made in assets other than cash, the Board may decide that such assets shall be transferred to a subsidiary in return for a corresponding settlement between the subsidiary and Orkla ASA.

The authorisation also applies to mergers pursuant to section 13-5 of the Public Limited Companies Act.

The authorisation may also be used in the circumstances referred to in section 5-15 of the Stock Exchange Act.

The authorisation shall apply from 15 April 2005 until the date of the Annual General Meeting in 2006."

The General Meeting unanimously adopted a resolution to amend Article 18 of the Articles of Association as follows:
"The General Meeting shall elect two to four members for up to two years at a time to a Nomination Committee which, in addition to the said two to four members shall consist of the Chairman of the Corporate Assembly, who shall be the Chairman of the Nomination Committee.
The Nomination Committee shall present proposals to the General Meeting regarding the latter's election of members to the Corporate Assembly.
Furthermore, the Nomination Committee shall present proposals to the shareholder-elected members of the Corporate Assembly regarding their election of members of the Board of Directors, and to the Corporate Assembly regarding its election of the Chairman of the Board

of Directors. In connection with the preparation of proposals for the election of the Chairman of the Board of Directors, the Nomination Committee shall be supplemented by a representative designated by the employee-elected members of the Corporate Assembly."

The General Assembly unanimously adopted a resolution to elect Rune Selmar and Leif Askvig as supplementary members of the Nomination Committee for one year.

The Orkla share will be traded exclusive of dividend from 15 April 2005. The dividend of NOK 9.50 per share will be paid out on 3 May 2005.

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel.: +47 22 54 44 11
Ellen Ronæss, Shareholder Services, Tel.:+47 22 54 44 30

Date: 14 April 2005

ORK – Trade subject to notification – rollover hedge position

Reference is made to previous notifications regarding Orkla's derivative position linked to hedging of Orkla's share price based bonus programme (latest notification dated 29 June 2004).

Orkla has on 13 April 2005, in connection with a maturing contract, closed a new transaction in cash settled financial derivative linked to the development in the Orkla share price with the equivalent of 180,000 shares. The transaction has been closed based on a share price equal to NOK 238.54. The transaction does not change the exposure in cash settled financial derivative in the Orkla share.

After this transaction Orkla has through cash settled financial derivatives a position equivalent to 450,000 shares linked to hedging of its share price based bonus programme. A total of 1,706,777 options have been issued. Orkla currently holds 6,300,713 own shares.

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 11 April 2005

ORK – Trade subject to notification

On 8 April 2005, in connection with its option programme, 10,334 options were exercised in Orkla shares, respectively 2.000 at a strike price of NOK 141 and 8,334 were exercised for cash payment at a strikeprice of NOK 135.

After exercise of options, Orkla's holding of Orkla shares is 6,300,713. A total of 1,706,777 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.